UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Frey, Eric D.
   14 Oak Park
   Bedford, MA  01730
   USA
2. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   November 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, Product Development
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Nonqualified Stock Opt|$21.565 |11/04|D   | |28,000     |D  |12/01|12/01|Common Stock|28,000 |(2)    |0  (2)      |   |            |
ion                   |        |/96  |    | |           |   |/03 (|/03  |            |       |       |            |   |            |
                      |        |     |    | |           |   |1)   |     |            |       |       |            |   |            |
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Incentive Stock Option| $16.875|04/20|A4  | |2,000      |A  |04/23|04/23|Common Stock|2,000  |       |2,000       |I  |By wife (8) |
                      |   (3)  |/92  |    | |           |   |/92 (|/92  |            |       |       |            |   |            |
                      |        |     |    | |           |   |4)   |     |            |       |       |            |   |            |
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Incentive Stock Option|$16.50  |04/15|A4  | |1,300      |A  |04/15|04/15|Common Stock|1,300  |       |1,300       |I  |By wife (8) |
                      |        |/93  |    | |           |   |/93 (|/03  |            |       |       |            |   |            |
                      |        |     |    | |           |   |5)   |     |            |       |       |            |   |            |
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Incentive Stock Option|$17.00  |06/17|A4  | |1,170      |A  |06/17|06/17|Common Stock|1,170  |       |1,170       |I  |By wife (8) |
                      |        |/94  |    | |           |   |/96 (|/04  |            |       |       |            |   |            |
                      |        |     |    | |           |   |6)   |     |            |       |       |            |   |            |
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Incentive Stock Option|$13.50  |08/21|A   |V|3,500      |A  |08/21|08/21|Common Stock|3,500  |       |3,500       |I  |By wife (8) |
                      |        |/96  |    | |           |   |/96 (|/06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |7)   |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Exercisable in full on 12/01/03 or earlier in accordance with
performance-based vesting conditions.           (2) Pursuant to a letter
agreement dated
November 4, 1996 between the reporting person and the issuer, these options have been forefeited by the reporting person in exchange for the accelerated guaranteed payment by the issuer to the reporting person on or before January 1, 1997 of a portion of a formula-based bonus, the payment and amount of which is dependent upon issuer's corporate results for
the 1996 fiscal year.           (3) On April 23, 1992, the exercise price of
these options were reduced from $18.125 per share (post-split) to $16.875
(post-split).       (4) On November 30, 1996, options to purchase 2,000
shares of common stock were vested.       (5) On November 30, 1996, options to
purchase 1,272 shares of common stock were vested.          (6) On
November 30, 1996, options to purchase 487 shares of common stock were vested.
        (7) On November 30, 1996, options to purchase 292 shares
of common stock were vested.          (8) Mr. Frey disclaims beneficial
ownership of these securities.
SIGNATURE OF REPORTING PERSON
Eric D. Frey
DATE
12/06/96